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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
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                                    FORM 8-A
                                Amendment No. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                        Crown Cork & Seal Company, Inc.
             (Exact name of registrant as specified in its charter)

            Pennsylvania                                23-1526444
(State of incorporation or organization)       (IRS Employer Identification No.)

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                                 One Crown Way
                          Philadelphia, PA 19154-4599
                    (Address of principal executive offices)

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If   this  form  relates  to  the           If   this   form   relates  to   the
registration   of   a  class   of           registration    of   a    class   of
securities  pursuant  to  Section           securities pursuant to Section 12(g)
12(b)  of   the   Exchange    Act           of the Exchange Act and is effective
and   is  effective  pursuant  to           pursuant   to   General  Instruction
General Instruction A.(c), please           A.(d),  please  check  the following
check the following box.   [  x  ]          box.    [    ]


               Securities Act registration statement file number to which this form relates: N/A

   Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                     Name of each exchange on which
      to be so registered                     each class is to be registered
  ----------------------------                ------------------------------
  Common Stock Purchase Rights                    New York Stock Exchange

Securities  to  be  registered   pursuant  to Section 12(g) of the Act:

                                   None
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               This Amendment No. 1 amends and supplements the Form 8-A filed by
Crown Cork & Seal Company, Inc. on August 10, 1995, relating to the registration of Common Stock Purchase Rights.

Item 1.        Description of Registrant's Securities to be Registered.

               The Board of Directors of Crown Cork & Seal Company, Inc. (the "Company") has declared a dividend distribution of one common stock purchase right (the "Rights") for each outstanding share of common stock, par value $5.00 per share (the "Common Shares"), of the Company to shareholders of record at the close of business on August 10, 1995 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one Common Share (or in certain circumstances, cash, property or other securities of the Company) at a purchase price of $200, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, between the Company and First Chicago Trust Company of New York (the "Rights Agent").

               The Company and the Rights Agent entered into a Rights Agreement on August 7, 1995 (the "Original Rights Agreement"). Effective May 25, 2000, the Company and the Rights Agent entered into an Amended and Restated Rights Agreement (the "Rights Agreement") which, among other things, deleted the requirement in the Original Rights Agreement that certain actions be authorized by "Continuing Directors" (as defined in the Original Rights Agreement), and substitutes therefor a requirement that such actions be approved by the Company's Board of Directors. Capitalized terms used but not otherwise defined herein shall have the meaning given such terms in the Rights Agreement.

               Initially, the Rights will be evidenced by the certificates representing Common Shares then outstanding, no separate Right Certificates will be distributed and the Rights will not be tradeable separate from the Common Shares. The Rights will become exercisable and will separate from the Common Shares upon the earlier of (i) ten calendar days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares (the "Shares Acquisition Date") or (ii) ten business days (or a later date as determined by the Board of Directors) after the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date").

               Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after the Record Date will contain in accordance with the Rights Agreement a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

               The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 10, 2005, unless earlier redeemed or exchanged by the Company as described below.

               As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise provided by the Rights Agreement or determined by the Board of Directors, only Common Shares issued prior to the Distribution Date will be issued with Rights.

               In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, following the occurrence of such an event or any other Triggering Event (as defined below), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

               After the Shares Acquisition Date, in the event that (i) the Company consolidates, or merges with, any other person, and the Company is not the surviving corporation, (ii) any person engages in a share exchange, consolidation or merger with the Company where the outstanding Common Shares of the Company are exchanged for securities, cash or property of the other person and the Company is the surviving corporation, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events set forth in this paragraph and the preceding paragraph are referred to as the "Triggering Events."

               The Purchase Price payable, and the number of Common Shares or other securities, cash or property issuable, upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in the shares of the Company. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in the Purchase Price. The Company may determine not to issue fractional Rights or shares, and in lieu thereof, an adjustment in cash will be made based on the market value of the Rights or shares on the last trading date prior to the date of exercise.

               In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment), at any time before the close of business on the tenth calendar day following the Shares Acquisition Date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

               At any time after any person becomes an Acquiring Person and prior to the acquisition by any person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the then outstanding and exercisable Rights (other than Rights owned by an Acquiring Person, which will have become null and void), in whole or in part, for Common Shares, each Right being exchangeable for one Common Share, subject to adjustment.

               Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

               Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the earlier of (i) the Distribution Date and (ii) a Triggering Event. After the first to occur of such events, the provisions of the Rights Agreement may be amended with the approval of a majority of the Directors in order (x) to make changes that do not adversely affect the interests of holders of the Rights (other than the interests of any Acquiring Person), (y) to cure any ambiguity or correct or supplement any provision which may be defective or inconsistent with other provisions contained in the Rights Agreement, or (z) to shorten or lengthen any time period under the Rights Agreement, but after (i) the Distribution Date or
(ii) a Triggering Event, no time period relating to redemption of the Rights may be lengthened so as to make the Rights redeemable at a time at which the Rights had not then been redeemable and no other time period may be lengthened unless for the purpose of protecting, enhancing or clarifying the rights or benefits of holders of the Rights.

               The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights help ensure that the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company. The execution of the Rights Agreement by the Company is not in response to any specific takeover threat or proposal, but is a precaution taken to protect the rights of the Company's shareholders.

               A copy of the Rights Agreement specifying the terms of the Rights (which includes as exhibits the form of Right Certificate and the Summary of Rights to Purchase Common Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.

Item 2.        Exhibits

               1. Amended and Restated Rights Agreement, dated as of May 25, 2000, between Crown Cork & Seal Company, Inc. and First Chicago Trust Company of New York, which includes as exhibits the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B.


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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       CROWN CORK & SEAL COMPANY, INC.



                                       By:    /s/ William T. Gallagher
                                              ------------------------
                                       Name:  William T. Gallagher
                                       Title: Vice President and Secretary

Dated:   May 30, 2000


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     Exhibit No.                              Description
     -----------                              -----------

          1 Amended and Restated Rights Agreement, dated as of May 25, 2000, between Crown Cork & Seal Company, Inc. and First Chicago Trust Company of New York, which includes as exhibits the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B.